Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

August 12, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on August 12, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

August 12, 2025.

Schedule “A”

Bitfarms Reports Second Quarter 2025 Results

Executing HPC/AI Growth Strategy with Industry-Leading Strategic Partners & Robust Balance Sheet

- Revenue of $78 million, up 87% Y/Y -

- Gross mining margin of 45%, down from 51% in Q2 2024 -

- Master Site Plan for Panther Creek, PA data center campus submitted to Macquarie -

- Partnered with data center builder and operator T5 Data Centers to advance HPC/AI development at its Panther Creek campus in Pennsylvania -

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and New York, New York (August 12, 2025) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global energy and compute infrastructure company, reported its financial results for the second quarter ended June 30, 2025. All financial references are in U.S. dollars.

CEO Ben Gagnon stated, “Our North American energy portfolio positions Bitfarms to be a leader in HPC and AI infrastructure. With over 1 GW in our Pennsylvania pipeline, anchored by our flagship Panther Creek campus which is in close proximity to Amazon and CoreWeave sites, we aim to capture significant market share in what is quickly emerging as a new AI infrastructure hub. With additional energy strategically located in data center hotspots in Washington and Quebec, we are building a diversified, unique and scalable North American platform of robust energy and fiber infrastructure that is attracting significant interest from prospective clients. Coupled with strong political support for data center development in these regions, our strategic vision and pivot to the U.S. and to HPC & AI infrastructure positions us as a key player to meet surging demand in the AI industrial revolution coast-to-coast.”

CFO Jeff Lucas stated, “We executed several key initiatives over the last four months, including the Panther Creek financing, the commitment to our transition to U.S. GAAP accounting in Q4 2025, the announcement of our second principal executive office in New York City, and the commencement of our corporate share buyback program. I am proud to report that we’ve already repurchased 10% of all shares available under the repurchase program, a testament to our strong belief that the market is significantly undervaluing our shares. With minimal 2025 capex remaining and strong liquidity comprised of a growing Bitcoin treasury, approximately $85 million in cash, a debt financing in place with Macquarie, and consistent cash flows from our mining operations, we are well-positioned to execute on our HPC/AI infrastructure, share buyback, and U.S. pivot strategies.”

HPC / AI Development

●	Submitted Master Site Plan for HPC/AI development of Panther Creek campus to Macquarie Group under the previously announced $300 million debt facility.

●	Signed binding purchase and sale agreement for 180 acres of contiguous land at Panther Creek Campus, expected to be more than sufficient land for all 3 phases of the campus’ HPC/AI development.

●	Partnered with data center builder and operator T5 Data Centers to advance HPC/AI development at Panther Creek Campus. The work will encompass comprehensive pre-construction project design planning and development approval processes.

●	Signed binding purchase and sale agreement to more than double the acreage of Washington Campus, ensuring more than sufficient land for a full HPC/AI conversion.

Energy Portfolio

●	Confirmed expanded Panther Creek energy capacity of 50 MW in 2026 and 300 MW as early as 2027 based on electricity service agreements from PPL Electric.

●	Rebalanced energy portfolio to 410 MWuM with 82% in North America.

●	Increased Megawatts under Active Development (MWuD) to 430 MW with 100% in U.S.

●	Confirmed total multi-year MW pipeline of over 1.3 GW with over 80% in U.S.

U.S. Pivot & Corporate Initiatives

●	Commenced corporate share buyback program under which the Company is authorized to purchase up to 10% of the Company’s public float during the period starting on July 28, 2025 and ending on July 27, 2026.

●	As of Aug 8, 2025 purchased 4.9 million shares or 10% of shares available for repurchase at an average price of $1.24 per share.

●	Announced second Principal Executive Office in NYC and commitment to convert to U.S. GAAP by year-end 2025 as part of broader strategy to redomicile to the U.S.

Mining Operations

●	The Company determined that it will discontinue operations at its mining operations in Argentina due to the previously-disclosed halting of the energy supply to the site since May 12, 2025 and future economic uncertainty in the region. The shut down of Argentina mining operation is expected to be completed by November 11th, 2025. Reduction in EHuM partially offset by improvement in other key operating metrics, namely fleet energy efficiency, average electricity price, direct hash cost, and uptime.

●	Estimated proceeds from Argentina shut down of $18 million through the elimination of site remediation liabilities, recovery of prepaid deposits, reduction in lease expenses, free termination option and equipment sales. This is equivalent to over 2 years of free cash flow from Argentina mining operations with current economics.

●	Completed all planned Bitcoin mining growth initiatives with an ending EH/s of 17.7 EHuM and efficiency of 17 w/TH, inclusive of Argentina shut down. There are no plans for additional miner purchases at this time. Over $25 million in miners being actively marketed for sale.

Q2 2025 Financial Highlights

●	Total revenue of $78 million, up 87% Y/Y

●	Gross mining margin of 45%, down from 51% in Q2 2024

●	Cash general and administrative expenses (G&A) of $18 million, compared to $11 million in Q2 2024, inclusive of Stronghold Digital personnel and other G&A.

●	Operating loss of $40 million, including non-cash impairment charge of $15 million in Argentina and non-cash depreciation of $37 million, compared to an operating loss of $24 million in Q2 2024

●	Net loss of $29 million, or $0.05 per basic and diluted share, compared to a net loss of $27 million, or $0.07 per basic and diluted share, in Q2 2024

●	Adjusted EBITDA* of $14 million, or 18% of revenue, up from $11 million or 28% of revenue in Q2 2024

●	The Company earned 718 BTC at an average direct cost of production per BTC* of $48,200

Liquidity**

As of August 11, 2025, the Company had total liquidity of approximately $230 million comprised of approximately $85 million in cash and approximately $145 million in unencumbered Bitcoin.

Q2 2025 and Recent Financing Activities

●	Sold 1,052 BTC at an average price of $95,500 for total proceeds of $100 million in Q2 2025. Earned 231 BTC and sold 85 BTC during July 2025, generating total proceeds of $10 million. A portion of the funds was used to pay capital expenditures to support the Company’s growth and efficiency improvement objectives and to supplement our Bitcoin One market operations program.

●	As of August 11, 2025, the Company held 1,402 BTC.

●	During the period from January 24, 2025 through August 8, 2025, the Company issued zero shares through the ATM program.

●	Realized $11 million in profits under the Bitcoin One program in its first six months. The program is currently undergoing strategic review.

Quarterly Operating Performance

	Q2 2025	Q1 2025
Total BTC earned	718	693
BTC received through hosting revenue	15	6
BTC sold	1,052	428

	As of June 30,	As of March 31,
	2025	2025
Operating EH/s	17.7	19.5
Average Watts/Average TH efficiency***	19	19
Operating capacity (MW)	410	461

Quarterly Average Revenue**** and Cost of Production per BTC*

	Q2 2025	Q1 2025
Avg. Rev****/BTC	$98,000	$92,500
Direct Cost*/BTC	$48,200	$47,800
Total Cash Cost*/BTC	$77,100	$72,300

* Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

**	Liquidity represents cash and balance of unrestricted digital assets.

***	Average watts represent the energy consumption of miners.

****	Average revenue per BTC is for mining operations only and excludes Volta revenue, Hosting revenue and energy sales.

Conference Call

Management will host a conference call today at 8:00 am EST. All Q2 2025 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

Non-IFRS Measures*

As a Canadian company, Bitfarms follows International Financial Reporting Standards (IFRS) which are issued by the International Accounting Standard Board (IASB). Under IFRS rules, the Company does not reflect the revaluation gains on the mark-to-market of its Bitcoin holdings in its income statement. It also does not include the revaluation losses on the mark-to-market of its Bitcoin holdings in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities’ financial performance and cash generating capability.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

With a focus on U.S. growth, Bitfarms’ 1.3 GW energy pipeline is more than 80% U.S.-based and clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in Toronto, ON and New York, NY and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
http://x.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EHuM = Exahash Under Management, which includes Bitfarms’ proprietary hashrate and hashrate being hosted by Bitfarms for third-party hosting clients

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	GW or GWh = Gigawatts or gigawatt hour

●	MWuM = Megawatts under management

●	MWuD = Megawatts under active development

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

●	Q/Q = Quarter over Quarter

●	Y/Y = Year over Year

●	Synthetic HODL™ = the use of instruments that create Bitcoin equivalent exposure

●	HPC/AI = High Performance Computing / Artificial Intelligence

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the North American energy and compute infrastructure strategy, opportunities relating to the potential of the Company’s data centers for HPC/AI opportunities, the prospective location of the Company’s facilities to developing AI infrastructure regions, the merits of the expansion of the sites of current facilities, the potential to deploy the proceeds of the Macquarie Group financing facility at the Panther Creek location, the merits and ability to secure long-term contracts associated with HPC/AI customers, the success of the Company’s HPC/AI strategy in general and its ability to capitalize on growing demand for AI computing while securing predictable cash flows and revenue diversification, the benefits of the corporate share buyback program, the benefits of maintaining strong liquidity and controlled capex spending, the ability to enhance the business of the Company through retention of consulting groups to advance project development, the benefits of the transition to U.S. GAAP accounting and a second principal office in the U.S. as part of a broader U.S. pivot strategy, the merits of discontinuing operations in Argentina and controlling miner investment, whether the anticipated discontinuance of the Argentina mining operations will occur on time or at all, whether the anticipated benefits of the discontinuance of the Argentina mining operations will materialize on the anticipated timeline or at all, the merits of the BTC holding, monetization and Bitcoin One strategy, the Company’s energy pipeline and its anticipated megawatt growth, the Company’s ability to drive greater shareholder value, projected growth, target hashrate, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; an inability to satisfy the Panther Creek location related milestones which are conditions to loan drawdowns under the Macquarie Group financing facility; an inability to deploy the proceeds of the Macquarie Group financing facility to generate positive returns at the Panther Creek location; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the former Stronghold plants which entail environmental risk and certain additional risk factors particular to the former business and operations of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risks of debt leverage and the ability to service and eventually repay the Macquarie Group financing facility; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; risks related to the Company ceasing to qualify as an “emerging growth company”; risks related to unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors; risks relating to lawsuits and other legal proceedings and challenges; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the six months ended June 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

lyonker@bitfarms.com

Media Contact:

Caroline Brady Baker

cbaker@bitfarms.com

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	77,800	41,548	36,252	87%	144,648	91,865	52,783	57%
Cost of revenues	(83,280)	(52,823)	(30,457)	58%	(150,670)	(113,822)	(36,848)	32%
Gross loss	(5,480)	(11,275)	5,795	(51)%	(6,022)	(21,957)	15,935	(73)%
Gross margin (1)	(7)%	(27)%	—	—	(4)%	(24)%	—	—

Operating expenses
General and administrative expenses	(21,423)	(12,402)	(9,021)	73%	(41,596)	(25,598)	(15,998)	62%
Gain on disposition of property, plant and equipment and deposits	1,897	99	1,798	nm	7,483	269	7,214	nm
Impairment of non-financial assets	(14,620)	—	(14,620)	(100)%	(31,850)	—	(31,850)	(100)%
Operating loss	(39,626)	(23,578)	(16,048)	68%	(71,985)	(47,286)	(24,699)	52%
Operating margin (1)	(51)%	(57)%	—	—	(50)%	(51)%	—	—

Net financial income (expenses)	2,143	(1,317)	3,460	263%	4,253	10,126	(5,873)	(58)%
Net loss before income taxes	(37,483)	(24,895)	(12,588)	51%	(67,732)	(37,160)	(30,572)	82%

Income tax (expense) recovery	8,639	(1,704)	10,343	607%	3,013	4,581	(1,568)	(34)%
Net loss	(28,844)	(26,599)	(2,245)	8%	(64,719)	(32,579)	(32,140)	99%

Basic and diluted net loss per share (in U.S. dollars)	(0.05)	(0.07)	—	—	(0.12)	(0.09)	—	—
Change in revaluation surplus - digital assets, net of tax	23,003	(5,455)	28,458	522%	9,582	11,978	(2,396)	(20%)
Total comprehensive loss, net of tax	(5,841)	(32,054)	26,213	(82%)	(55,137)	(20,601)	(34,536)	168%

Gross Mining profit (2)	32,367	20,650	11,717	57%	61,731	51,990	9,741	19%
Gross Mining margin (2)	45%	51%	—	—	45%	58%	—	—
Adjusted EBITDA (2)	13,720	11,466	2,254	20%	28,806	34,790	(5,984)	(17)%
Adjusted EBITDA margin (2)	18%	28%	—	—	20%	38%	—	—

nm: not meaningful

1	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.
2	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	77,800	41,548	36,252	87%	144,648	91,865	52,783	57%

Net loss before income taxes	(37,483)	(24,895)	(12,588)	51%	(67,732)	(37,160)	(30,572)	82%
Interest income (expense)	1,690	(1,693)	3,383	(200)%	1,385	(1,995)	3,380	(169)%
Depreciation and amortization	37,008	57,337	(20,329)	(35)%	66,701	96,314	(29,613)	(31)%
Sales tax recovery - depreciation and amortization	—	(8,760)	8,760	100%	—	(8,760)	8,760	100%
EBITDA	1,215	21,989	(20,774)	(94)%	354	48,399	(48,045)	(99)%
EBITDA margin	2%	53%	—	—	—%	53%	—	—
Share-based payment	3,615	1,675	1,940	116%	8,052	4,769	3,283	69%
Impairment of non-financial assets	14,620	—	14,620	100%	31,850	—	31,850	100%
Gain on revaluation of warrants	(145)	1,455	(1,600)	(110)%	(5,763)	(7,585)	1,822	(24)%
Gain on disposition of marketable securities	(29)	(413)	384	(93)%	(420)	(751)	331	(44)%
Gain on settlement of Refundable Hosting Deposits	—	—	—	—%	(945)	—	(945)	100%
Professional services not associated with ongoing operations	—	3,096	(3,096)	100%	1,671	3,096	(1,425)	(46)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	(18,468)	18,468	100%	—	(16,081)	16,081	100%
Net financial (income) expense and other	(5,556)	2,132	(7,688)	(361)%	(5,993)	2,943	(8,936)	(304)%
Adjusted EBITDA	13,720	11,466	2,254	20%	28,806	34,790	(5,984)	(17)%
Adjusted EBITDA margin	18%	28%	—	—	20%	38%	—	—

1	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Gross loss	(5,480)	(11,275)	5,795	(51)%	(6,022)	(21,957)	15,935	(73)%
Non-Mining revenues¹	(6,508)	(1,165)	(5,343)	459%	(8,493)	(2,059)	(6,434)	312%
Depreciation and amortization	37,008	57,337	(20,329)	(35)%	66,701	96,314	(29,613)	(31)%
Expenses related to hosting and energy revenues	6,517	—	6,517	100%	7,838	—	7,838	100%
Sales tax recovery - depreciation and amortization	—	(8,760)	8,760	100%	—	(8,760)	8,760	100%
Electrical components and salaries	830	873	(43)	(5)%	1,707	1,581	126	8%
Sales tax recovery - prior years - energy and infrastructure²	—	(16,366)	16,366	100%	—	(14,338)	14,338	100%
Other	—	6	(6)	(100)%	—	1,209	(1,209)	100%
Gross Mining profit	32,367	20,650	11,717	57%	61,731	51,990	9,741	19%
Gross Mining margin	45%	51%	—	—	45%	58%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Revenues	77,800	41,548	36,252	87%	144,648	91,865	52,783	57%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues³	(71,292)	(40,383)	(30,909)	77%	(136,155)	(89,806)	(46,349)	52%
Non-Mining revenues	6,508	1,165	5,343	459%	8,493	2,059	6,434	312%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
(3)	Mining revenues include revenues from sale of computational power used for hashing calculations and revenues from computational power sold in exchange of services.

Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	83,280	52,823	30,457	58%	150,670	113,822	36,848	32%
Depreciation and amortization	(37,008)	(57,337)	20,329	(35)%	(66,701)	(96,314)	29,613	(31)%
Expenses related to hosting and energy revenues	(2,857)	—	(2,857)	(100)%	(3,673)	—	(3,673)	(100)%
Sales tax recovery - depreciation and amortization	—	8,760	(8,760)	100%	—	8,760	(8,760)	(45)%
Electrical components and salaries	(830)	(873)	43	(5)%	(1,707)	(1,581)	(126)	8%
Infrastructure expenses	(15,334)	(922)	(14,412)	nm	(19,011)	(2,896)	(16,115)	556%
Infrastructure expenses related to self-producing energy for mining	7,321	—	7,321	100%	8,329	—	8,329	100%
Sales tax recovery - prior years - energy and infrastructure (1)	—	16,366	(16,366)	(100)%	—	14,338	(14,338)	(100)%
Direct Cost	34,572	18,817	15,755	84%	67,907	36,129	31,778	88%

Quantity of BTC earned	718	614	104	17%	1,411	1,557	(146)	(9)%
Direct Cost per BTC (in U.S. dollars)	48,200	30,600	17,600	58%	48,100	23,200	24,900	107%

nm: not meaningful

1	Sales tax recovery relating to energy and infrastructure has been allocated to its respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.

Bitfarms Ltd. Calculation of Total Cash Cost and Total Cost per BTC

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cost of revenues	83,280	52,823	30,457	58%	150,670	113,822	36,848	32%
General and administrative expenses	21,423	12,402	9,021	73%	41,596	25,598	15,998	62%
	104,703	65,225	39,478	61%	192,266	139,420	52,846	38%
Depreciation and amortization	(37,008)	(57,337)	20,329	(35)%	(66,701)	(96,314)	29,613	(31)%
Sales tax recovery - depreciation and amortization	—	8,760	(8,760)	(100)%	—	8,760	(8,760)	(100)%
Expenses related to hosting and energy revenues	(6,930)	—	(6,930)		(8,304)	—	(8,304)	(100)%
Non-cash service expense (2)	(965)	—	(965)	(100)%	(1,750)	—	(1,750)	(100)%
Electrical components and salaries	(830)	(873)	43	(5)%	(1,707)	(1,581)	(126)	8%
Share-based payment	(3,615)	(1,675)	(1,940)	116%	(8,052)	(4,769)	(3,283)	69%
Professional services not associated with ongoing operations	—	(3,096)	3,096	100%	(1,671)	(3,096)	1,425	(46)%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (1)	—	18,468	(18,468)	(100)%	—	16,081	(16,081)	(100)%
Other	—	(415)	415	100%	—	(3,159)	3,159	100%
Total Cash Cost	55,355	29,057	26,298	91%	104,081	55,342	48,739	88%

Quantity of BTC earned	718	614	104	17%	1,411	1,557	(146)	(9)%
Total Cash Cost per BTC (in U.S. dollars)	77,100	47,300	29,800	63%	73,800	35,500	38,300	108%

1	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 29b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the 2024 Annual Financial Statements.
2	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.